1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Class action suit against Sibanye-Stillwater dismissed
Johannesburg, 12 November 2020. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that on 10 November 2020, a Brooklyn, New York, Federal Court dismissed with prejudice, a putative securities class action suit seeking damages for allegedly false and/or misleading statements by the Group and CEO Neal Froneman (the “Defendants”), related to safety incidents in 2018.

The class action was brought on behalf of all persons or entities who purchased Sibanye-Stillwater ADRs between 23 February 2017 and 31 October 2018, inclusive. The class action was filed shortly after the occurrence of fatal incidents at Sibanye-Stillwater’s SA gold operations in H1 2018. The Plaintiffs alleged that, in light of the fatalities, statements that the Defendants made regarding safety were false and misleading and violated the U.S. federal securities laws.

In dismissing the class action, the Court found that Plaintiffs failed to allege any violation of the U.S.
securities laws, based on their failure to allege any materially false or misleading statements. The Court also found that Plaintiffs failed to establish that the Defendants acted with fraudulent intent, or that their alleged losses were caused by the statements in question. In doing so, the Court denied the Plaintiffs’
request to file a further amended complaint, finding that it would be futile, and directed the Clerk of the
Court to enter judgment and close the case.

These Court proceedings are thus concluded, subject to any further proceedings required in the trial court to finalize a judgment and any appeals that may be lodged.

Group CEO Neal Froneman commenting on the dismissal said: “We are extremely pleased with the outcome of the class action. We take the safety of our employees very seriously and ensuring a safe and enabling work environment is a primary focus throughout the Group. The judgment validates our decision to oppose this class action and to protect the interests of our stakeholders against spurious and opportunistic legal actions.”
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Website: www.sibanyestillwater.com

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and
the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).